Exhibit 99.1

Cheche Group Reports Third Quarter 2023 Unaudited Financial Results

BEIJING, China – January 31, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, “the Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Financial and Operational Highlights

●	Net revenues for the quarter increased 10.5% year-over-year to RMB823.3 million (US$112.8 million), while net revenues for the first nine months of 2023 increased 27.7% over the comparable prior year period to RMB2.4 billion (US$333.6 million).

●	Net loss of RMB55.4million (US$7.6 million) increased by RMB27.6 million over the prior-year quarter, while net loss for the first nine months of RMB127.6 million (USD17.5 million) increased 43.6% over the comparable prior-year period.

●	Adjusted net loss(1) for the quarter decreased by 96.4%, from RMB15.6 million in the prior-year period to RMB0.6 million (US$0.1 million), while adjusted net loss for the first nine months of 2023 decreased by 49.2%, from RMB55.8 million in the prior-year period to RMB28.3 million (US$3.9 million).

●	Total written premiums placed(2) for the quarter grew 30.4% year-over-year to RMB5,639.3 million (US$773.0 million), while total written premiums placed for the first nine months of 2023 increased 40.9% over the comparable prior-year period to RMB16,248.9 million.

●	Total number of policies issued for the quarter increased by 23.5% from 3.3 million for the prior-year quarter to 4.0 million, while the total number of policies issued over the first nine months increased 29.0% over the comparable prior-year period to 10.9 million.

●	Partnerships with New Energy Vehicle (NEV) companies(3) in the quarter have demonstrated considerable growth, with 10 partnerships with NEV manufacturers leading to over 117,000 policies embedded in new NEV deliveries and corresponding premium of RMB399.0 million (US$54.7 million), representing a significant increase as compared to the first and second quarters of 2023. In the first and second quarters of 2023, we collaborated with 7 NEV manufacturers, leading to over 52,000 and 91,000 policies, and corresponding premium of RMB208.0 million and RMB332.0 million, respectively.

●	New referral partners of 50,000+ were added in the quarter, while active intermediaries and commission agreements with insurance companies grew to approximately 4,500 and 1,900, respectively.

(1)	Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the section “Use of Non-GAAP Financial Measures” below.

(2)	Referenced in the Registration Statement on Form F-4 (Reg. No. 333-273400) initially filed with the U.S. Securities and Exchange Commission on July 24, 2023 as “gross written premiums.”

(3)	The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufactures in 2022 and such collaboration yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution by its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business, and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Cheche has demonstrated strong top-line growth over the last nine months despite the ongoing economic headwinds. We expect this momentum to accelerate in the fourth quarter as insurers and manufacturers offer promotions to drive volume,” said Lei Zhang, Founder, CEO, and Chairman of Cheche Group.

“During 2023, we have secured a leadership position providing embedded insurance solutions to the NEV sector, increasing the number of NEV manufacturing partnerships to ten in the third quarter – one of the largest in the industry. We have continued to invest in solutions that take us deeper into the technology stack of insurance providers, NEV manufacturers, and intermediaries to address industry pain points. Cheche is collaborating with government and industry partners to bring greater transparency, consumer choice, and compliance to what has traditionally been a highly fragmented and opaque market.”

“Our gross margin improved by 70 basis points in the third quarter as we incorporated efficiencies while enhancing our technology and evolving our go-to-market strategies to better serve our partners. Our strategy continues to leverage an unmatched network of insurer relationships and referral partners to capture market share and data that enables intelligent approaches to underwriting, claims management, and pricing. As China’s auto industry rapidly shifts towards new energy vehicles, we believe Cheche is uniquely positioned to capitalize on industry tailwinds and drive innovation and value creation.”

Unaudited Third Quarter 2023 Financial Results

Net Revenues were RMB823.3 million (US$112.8 million), representing a 10.5% year-over-year increase from the prior-year quarter. The growth was driven by an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 9.8% to RMB784.8 million (US$107.6 million) from RMB715.0 million for the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses increased by 39.2% to RMB39.0 million (US$5.3 million) from RMB28.0 million in the prior-year quarter. Selling and marketing expenses as a percentage of net revenues were 4.7%, compared to 3.8% for the prior-year quarter, which was primarily due to an increase of RMB19.5 million in share-based compensation expenses. Excluding share-based compensation expenses, the percentage would be 2.3%, compared to 3.6% for the prior-year quarter, which was primarily caused by the decrease of marketing promotion expenses.

Research and Development Expenses decreased by 2.7% to RMB13.5 million (US$1.8 million) from RMB13.8 million in the prior-year quarter. The change was mainly driven by a decrease in the number of staff in the department, partially offset by an increase in share-based compensation expenses. Excluding share-based compensation expenses, research and development expenses decreased by 21.5%, primarily due to the decrease in staff costs.

General and Administrative Expenses increased by 88.8% to RMB34.8 million (US$4.8 million) from RMB18.4 million for the prior-year quarter. The increase was mainly due to an increase of RMB8.7 million in share-based compensation expenses and an increase of RMB 6.1 million in listing-related professional service fees. Excluding share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 11.5%, mainly due to the increase in staff costs.

Net Loss increased by RMB27.6 million to RMB55.4 million (US$7.6 million) over the prior-year quarter. Excluding non-GAAP expenses, Adjusted Net Loss was RMB0.6 million (US$0.1 million), which decreased by 96.4%(RMB15.0 million) compared to a net loss of RMB15.6 million for the prior-year quarter.

Net Loss attributable to Cheche’s shareholders was RMB707.6 million (US$97.0 million), reflecting the impact of a non-cash charge for preferred share accretions caused by the increase of the company’s market value, compared to a loss of RMB94.7 million for the prior-year quarter.

Adjusted Net Loss attributable to Cheche’s shareholders was RMB652.7million (US$89.5 million), reflecting the impact of a non-cash charge for preferred share accretions caused by the increase of the company’s market value, compared to a loss of RMB82.4 million for the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB17.52 (US$2.40), compared to a loss of RMB2.98 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB16.16 (US$2.21), compared to a loss of RMB2.59 for the prior-year quarter.

Business Highlights

As China continues to experience dramatic NEV sales growth, data streams, dynamic underwriting, and consumer transparency are evolving to enable risk and pricing optimizations that seek to mitigate the high cost of collisions inherent in the industry, reduce the cost of ownership, and broaden access to the market. New products and technologies are reducing fraud, increasing compliance, and creating new product categories, such as embedded auto insurance, that drive new revenue streams.

●	Cheche successfully launched embedded insurance with leading NEV manufacturers and is one of the largest providers of embedded solutions in the industry. With Cheche continuing to capture market share through partnerships with Xpeng, Avatr, and others, the total number of NEV manufacturer partnerships has reached ten as of September 30, 2023. During the third quarter, over 117,000 policies were embedded in new NEV deliveries, an over 500% increase year-over-year, while the premium for this component of the business exceeded RMB399.0 million (US$54.7 million) over the same period.

●	Autonomous driving is a novel factor transforming auto insurance products, and Cheche is actively engaged with insurance carriers and NEV manufacturers to originate products that reflect the evolving risk landscape. As NEVs become more ubiquitous, Cheche will continue to leverage its comprehensive pools of customer, policy, and vehicle data to develop smart pricing solutions.

Business Combination

On September 14, 2023 (the “Closing Date”), the Company completed the previously announced business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”). Cheche began trading on the Nasdaq Stock Exchange on September 18, 2023. On the Closing Date, the Company consummated the Business Combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Cheche Merger Sub Inc.(“Merger Sub”), and Cheche Technology Inc. (“CCT”). Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps. On September 14, 2023, (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity; and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

On the Closing Date, (i) Prime Impact converted (a) its issued and outstanding Class A and B ordinary shares into Class A ordinary shares of the Company, and (b) each outstanding warrant to purchase a Prime Impact Class A ordinary share was converted into a warrant to purchase one Company Class A ordinary share, (ii) CCT converted each preferred share of CCT, issued and outstanding immediately prior to the Acquisition Merger, into a certain number of ordinary shares of CCT based on CCT’s then effective memorandum and articles of association, and (iii) CCT converted (a) its issued and outstanding ordinary shares (including those converted from the preferred shares of CCT, but excluding the CCT ordinary shares held by Mr. Zhang Lei) into Class A ordinary shares of the Company based on applicable Per Share Merger Consideration (as defined in the Business Combination Agreement), and (b) issued and outstanding ordinary shares of CCT held by Mr. Zhang Lei were converted into Class B ordinary shares of the Company based on applicable Per Share Merger Consideration.

On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228; 1,300,00; and 500,000 Class A ordinary shares to Prime Impact Cayman LLC (the “Sponsor”); World Dynamic Limited; and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively. The consideration from the Sponsor was related to settlement of the Sponsor’s obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. As a result of the Business Combination, CCT was deemed the accounting acquirer. This determination is primarily based on the shareholders of CCT comprising the majority of the voting power of the Company and having the ability to nominate the members of our Board, CCT’s operations prior to the acquisition comprising the only ongoing operations, and CCT’s senior management comprising a majority of our senior management. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CCT. Prime Impact was treated as the “acquired” company for accounting purposes. As Prime Impact does not meet the definition of a “business” for accounting purposes, the reverse recapitalization was treated as the equivalent of CCT issuing shares for the net assets of Prime Impact, accompanied by a recapitalization. The financial information included in this earnings release reflects (i) the historical operating results of CCT prior to the reverse recapitalization; (ii) the combined results of the Company and CCT following the closing of the reverse recapitalization; (iii) the assets and liabilities of CCT at their historical cost; and (iv) the Company’s equity structure for all periods presented. Transaction costs related to the reverse recapitalization paid to Prime Impact as part of the Business Combination Agreement were charged to equity as a reduction of the net proceeds received in exchange for the shares issued to the shareholders of Prime Impact.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively adjusted in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s ordinary shares issued to CCT’s shareholders in connection with the reverse recapitalization transaction. As such, the ordinary shares and corresponding capital amounts and earnings per share related to CCT convertible redeemable preferred shares and ordinary shares prior to the reverse recapitalization have been retroactively restated as shares reflecting the exchange ratio established pursuant to the Business Combination Agreement. In conjunction with the reverse recapitalization, the Company’s ordinary shares underwent a 13.6145-for-1 conversion. Note that the consolidated financial statements give retroactive effect as though the conversion of the Company’s ordinary shares occurred for all periods presented, without any change in the par value per share.

Balance Sheet and Liquidity

As of September 30, 2023, the Company had RMB274.5 million (US$37.6 million) in total cash and equivalents and short-term investments, compared to RMB149.8 million as of December 31, 2022. Cheche had working capital of RMB357.0 million (US$48.9 million) as of September 30, 2023, an increase of 39.0% from RMB256.8 million as of December 31, 2022.

2023 Outlook

Cheche is updating its 2023 financial outlook based on improved visibility and financial results to date:

●	Net revenues for the full year 2023 are expected to meet or exceed the prior estimation of RMB3.1 billion (US$454.0 million).

●	Total written premiums placed for the full year of 2023 are expected to be between RMB21.0 billion and RMB22.0 billion, up from the previously announced RMB20.8 billion (US$ 3.0 billion).

“The shift in outlook reflects our strategic emphasis on NEV market share as we continue to focus on carefully controlling our operating expenses and positioning ourselves for long-term growth,” commented Lei Zhang.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 30 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Interim Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	114,945	260,171	35,659
Restricted Cash	5,000	5,000	685
Short-term investments	34,823	14,360	1,968
Accounts receivable, net	401,667	445,671	61,084
Prepayments and other current assets	44,412	50,682	6,948
Total current assets	600,847	775,884	106,344

Non-current assets:
Property, equipment and leasehold improvement, net	2,171	1,884	258
Intangible assets, net	10,150	8,575	1,175
Right-of-use assets	14,723	7,996	1,096
Goodwill	84,609	84,609	11,597
Total non-current assets	111,653	103,064	14,126
Total assets	712,500	878,948	120,470

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	227,156	280,115	38,392
Short-term borrowings	-	20,000	2,741
Contract liabilities	888	4,243	582
Salary and welfare benefits payable	63,303	69,764	9,562
Tax payable	3,078	1,405	193
Accrued expenses and other current liabilities	40,888	37,235	5,103
Short-term lease liabilities	7,676	3,905	535
Warrant	1,045	2,219	304
Total current liabilities	344,034	418,886	57,412

Non-current liabilities:
Deferred tax liabilities	2,538	2,144	294
Long-term lease liabilities	6,226	2,908	398
Amounts due to related party	59,932	65,258	8,944
Deferred revenue	1,432	1,432	196
Warrant	-	16,334	2,239
Total non-current liabilities	70,128	88,076	12,071

Total liabilities	414,162	506,962	69,483

Mezzanine equity	1,558,881	-	-

Ordinary shares(4)	2	5	1
Treasury stock(4)	(1,025)	(1,025)	(140)
Additional paid-in capital	25	2,449,283	335,704
Accumulated deficit	(1,259,479)	(2,081,857)	(285,343)
Accumulated other comprehensive (loss)/income	(66)	5,580	765
Total Cheche’s shareholders’ (deficit)/equity	(1,260,543)	371,986	50,987

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	712,500	878,948	120,470

(4)	Shares outstanding for all periods reflect the adjustment for reverse recapitalization.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	744,862	823,269	112,838	1,905,130	2,433,640	333,558
Cost of revenues	(714,953)	(784,782)	(107,563)	(1,809,880)	(2,336,761)	(320,280)
Gross profit	29,909	38,487	5,275	95,250	96,879	13,278

Operating expenses:
Selling and marketing expenses	(28,003)	(38,991)	(5,344)	(106,580)	(86,747)	(11,890)
General and administrative expenses	(18,434)	(34,809)	(4,771)	(53,391)	(84,503)	(11,582)
Research and development expenses	(13,844)	(13,465)	(1,846)	(37,022)	(44,768)	(6,136)
Total operating expenses	(60,281)	(87,265)	(11,961)	(196,993)	(216,018)	(29,608)

Other expenses:
Interest income	292	1,212	166	758	2,695	369
Interest expense	(240)	(329)	(45)	(2,909)	(871)	(119)
Foreign exchange gains/(losses)	4,123	1,069	146	9,969	(5,265)	(722)
Government grants	4,319	2,685	368	15,524	9,925	1,360
Changes in fair value of warrant	(60)	(10,307)	(1,413)	(100)	(10,434)	(1,430)
Changes in fair value of amounts due to related party	(5,711)	(1,086)	(149)	(10,368)	(4,922)	(675)
Others, net	(335)	(33)	(4)	(406)	(2)	-

Loss before income tax	(27,984)	(55,567)	(7,617)	(89,275)	(128,013)	(17,547)
Income tax credit	131	128	17	393	386	53

Net loss	(27,853)	(55,439)	(7,600)	(88,882)	(127,627)	(17,494)
Accretions to preferred shares redemption value	(66,829)	(652,178)	(89,388)	(134,129)	(762,169)	(104,464)
Net loss attributable to the Cheche’s ordinary shareholders	(94,682)	(707,617)	(96,988)	(223,011)	(889,796)	(121,958)

Net loss	(27,853)	(55,439)	(7,600)	(88,882)	(127,627)	(17,494)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	11,541	(1,433)	(196)	20,932	5,977	820
Fair value changes of amounts due to related party due to own credit risk	(9)	(104)	(14)	(430)	(404)	(56)
Total comprehensive loss income/(loss)	11,532	(1,537)	(210)	20,502	5,573	764

Comprehensive loss attributable to Cheche’s ordinary shareholders	(16,321)	(56,976)	(7,810)	(68,380)	(122,054)	(16,730)

Net loss per ordinary shares outstanding
Basic	(2.98)	(17.52)	(2.40)	(7.02)	(25.21)	(3.46)
Diluted	(2.98)	(17.52)	(2.40)	(7.02)	(25.21)	(3.46)
Weighted average number of ordinary shares outstanding
Basic	31,780,394	40,396,693	40,396,693	31,780,394	35,297,133	35,297,133
Diluted	31,780,394	40,396,693	40,396,693	31,780,394	35,297,133	35,297,133

Non-GAAP Financial Measures

Cheche has provided in this press release non-GAAP financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Cheche uses adjusted net loss and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss, net loss per share to adjusted net loss, and adjusted net loss per share, respectively.

Reconciliation of operating expenses to Non-GAAP operating expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Selling and marketing expenses	(28,003)	(38,991)	(5,344)	(106,580)	(86,747)	(11,890)
Add: Share-based compensation expenses	881	20,381	2,793	5,505	30,054	4,119
Adjusted Selling and marketing expenses	(27,122)	(18,610)	(2,551)	(101,075)	(56,693)	(7,771)

General and administrative expenses	(18,434)	(34,809)	(4,771)	(53,391)	(84,503)	(11,582)
Add: Share-based compensation expenses	1,654	10,334	1,416	4,939	25,689	3,521
Listing related professional expenses	3,285	9,435	1,293	10,334	14,972	2,052
Adjusted General and administrative expenses	(13,495)	(15,040)	(2,062)	(38,118)	(43,842)	(6,009)

Research and development expenses	(13,844)	(13,465)	(1,846)	(37,022)	(44,768)	(6,136)
Add: Share-based compensation expenses	117	2,688	368	287	11,462	1,571
Adjusted Research and development expenses	(13,727)	(10,777)	(1,478)	(36,735)	(33,306)	(4,565)

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(27,853)	(55,439)	(7,600)	(88,882)	(127,627)	(17,494)
Add: Share-based compensation expenses	2,655	33,517	4,594	10,740	67,392	9,237
Amortization of intangible assets related to acquisition	525	525	72	1,575	1,575	216
Listing related professional expenses	3,285	9,435	1,293	10,334	14,972	2,052
Change in fair value of warrant	60	10,307	1,413	100	10,434	1,430
Changes in fair value of amounts due to related party	5,711	1,086	149	10,368	4,922	675
Adjusted net loss	(15,617)	(569)	(79)	(55,765)	(28,332)	(3,884)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	31,780,394	40,396,693	40,396,693	31,780,394	35,297,133	35,297,133
Diluted	31,780,394	40,396,693	40,396,693	31,780,394	35,297,133	35,297,133

Net loss per ordinary share
Basic	(2.98)	(17.52)	(2.40)	(7.02)	(25.21)	(3.46)
Diluted	(2.98)	(17.52)	(2.40)	(7.02)	(25.21)	(3.46)

Non-GAAP adjustments to net loss per ordinary share
Basic	0.39	1.36	0.19	1.04	2.81	0.39
Diluted	0.39	1.36	0.19	1.04	2.81	0.39

Adjusted net loss per ordinary share
Basic	(2.59)	(16.16)	(2.21)	(5.98)	(22.40)	(3.07)
Diluted	(2.59)	(16.16)	(2.21)	(5.98)	(22.40)	(3.07)